Exhibit 99.3

The following disclosure was provided in the Annual Report on Form 10-K for the year ended December 31, 2005 (filed with the Securities and Exchange Commission on November 22, 2006).

ITEM 5.	MARKET FOR THE REGISTRANT’S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the NYSE under the trading symbol “BE.” Until we are current in all of our periodic reporting requirements with the SEC, the NYSE will identify us as a late filer on its website and consolidated tape by affixing the letters “LF” to our common stock ticker symbol.

By letter dated April 4, 2005, we were notified by the NYSE that under current NYSE procedures, we had until nine months from the date our 2004 Form 10-K was required to be filed with the SEC before the NYSE would consider commencing delisting actions. In response to a request letter from us, on December 16, 2005, the NYSE granted us an extension until March 31, 2006 to file our 2004 Form 10-K. On January 31, 2006, we filed our 2004 Form 10-K.

On March 31, 2006, we notified the NYSE that we failed to file our 2005 Annual Report on Form 10-K in a timely manner. By letter of April 3, 2006, the NYSE notified us that if we failed to file our 2005 Form 10-K within six months of the filing due date, the NYSE would determine whether we should be given up to an additional six months to file the 2005 Form 10-K or whether to commence suspension and delisting procedures. On September 29, 2006, the NYSE notified us it would give us an additional three months to file this Annual Report on Form 10-K. The filing of this Annual Report on Form 10-K today is within the time period specified by the NYSE.

In addition, we have not complied with the NYSE listing standards that require us to hold an annual meeting of stockholders every fiscal year.

The following table sets forth the high and low sales prices for our common stock as reported on the NYSE for the quarterly periods indicated.

Price Range of Common Stock

	Price Range of
	Common Stock
	High	Low

Fiscal Year 2006
Fourth Quarter (through November 10, 2006)	$8.80	$7.44
Third Quarter	9.00	7.36
Second Quarter	9.59	7.55
First Quarter	9.16	7.77

Fiscal Year 2005
Fourth Quarter	7.99	6.54
Third Quarter	8.50	7.27
Second Quarter	8.82	4.65
First Quarter	8.89	7.34

Fiscal Year 2004
Fourth Quarter	9.98	7.29
Third Quarter	9.25	7.22
Second Quarter	11.00	8.03
First Quarter	11.30	9.50

Holders

At November 1, 2006, we had approximately 917 stockholders of record.

Dividends

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock for at least the next 12 months. We intend to retain all of our earnings, if any, for general corporate purposes, and, if appropriate, to finance the expansion of our business. Our 2005 Credit Facility contains prohibitions on our payment of dividends. Our future dividend policy will also depend on our earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors.

Issuer Purchases of Equity Securities

In July 2001, our Board of Directors authorized us to repurchase up to $100.0 million of our common stock, and in April 2005, the Board of Directors authorized a stock repurchase program for an additional $100.0 million for common stock repurchases to be made over a twelve-month period beginning on April 11, 2005. We were unable to repurchase shares during this twelve-month period and the April 2005 authorization has now expired. Any shares repurchased under these stock repurchase programs are held as treasury shares.

We did not repurchase any of our common stock during fiscal 2005, and we do not intend to repurchase any shares of common stock until we are current in our filings with the SEC. In addition, our 2005 Credit Facility contains limitations on our ability to repurchase shares of our common stock. At December 31, 2005 and September 30, 2006, we were authorized to repurchase $164.3 million and $64.3 million of our common stock, respectively.

Sales of Securities Not Registered Under the Securities Act

2.50% Series A Convertible Subordinated Debentures and 2.75% Series B Convertible Subordinated Debentures due 2024

On December 22, 2004, we completed the sale of the $225.0 million aggregate principal amount of our Series A Debentures and $175.0 million of our Series B Debentures (collectively, the “Subordinated Debentures”) to certain qualified institutional buyers, as defined in Rule 144A. These Subordinated Debentures were offered to the initial purchasers pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

On January 5, 2005, we completed the sale of an additional $25.0 million aggregate principal amount of our Series A Debentures and an additional $25.0 million of our Series B Debentures. These additional Subordinated Debentures were offered to the initial purchasers pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. These additional Subordinated Debentures were sold only to certain qualified institutional buyers pursuant to Rule 144A of the Securities Act.

The net proceeds from the sale of the Subordinated Debentures were approximately $435.6 million, after deducting offering expenses and the initial purchasers’ commissions of approximately $11.4 million and other fees and expenses of approximately $3.0 million. We used approximately $240.6 million of the net proceeds from the sale of the Subordinated Debentures to repay our outstanding senior notes and approximately $135.0 million to repay amounts outstanding under our then existing revolving credit facility. The remainder was used for general corporate purposes.

The Subordinated Debentures are initially convertible, under certain circumstances, into shares of our common stock at a conversion rate of 95.2408 shares for each $1,000 principal amount of the Subordinated Debentures, subject to adjustments, equal to an initial conversion price of approximately $10.50 per share. Holders of the Subordinated Debentures may exercise the right to convert the Subordinated Debentures prior to their maturity only under certain circumstances, including when our stock price reaches a specified level for a specified period of time, upon notice of redemption, and upon specified corporate transactions. Upon conversion of the Subordinated Debentures, we will have the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock. The Subordinated Debentures will be entitled to an increase in the conversion rate upon the occurrence of certain change of control transactions or, in lieu of the increase, at our election, in certain circumstances, to an adjustment in the conversion rate and related conversion obligation so that the Subordinated Debentures are convertible into shares of the acquiring or surviving company.

5.00% Convertible Senior Subordinated Debentures due 2025

On April 27, 2005, we completed the sale of the $200.0 million aggregate principal amount of our 5.00% Convertible Senior Subordinated Debentures due 2025 (the “April 2005 Senior Debentures”) to accredited investors that are also qualified institutional buyers, as defined in Rule 144A. The April 2005 Senior Debentures were offered pursuant to the exemption from registration provided by Regulation D under the Securities Act.

The net proceeds from the sale of the April 2005 Senior Debentures, after deducting offering expenses and the placement agents’ commissions and other fees and expenses, were approximately $192.8 million. We used the net proceeds from the offering to replace the working capital recently used to cash collateralize letters of credit under the 2004 Interim Credit Facility, and used the remaining net proceeds to support letters of credit or surety bonds otherwise in respect to our state and local business and for general corporate purposes.

The April 2005 Senior Debentures are initially convertible into shares of our common stock at a conversion rate of 151.5151 shares for each $1,000 principal amount of the April 2005 Senior Debentures, subject to adjustments, equal to an initial conversion price of $6.60 per share at any time prior to the stated maturity. Upon conversion of the April 2005 Senior Debentures, we will have the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock. The April 2005 Senior Debentures will be entitled to an increase in the conversion rate upon the occurrence of certain change of control transactions or, in lieu of the increase, at our election, in certain circumstances, to an adjustment in the conversion rate and related conversion obligation so that the April 2005 Senior Debentures are convertible into shares of the acquiring or surviving company.

0.50% Convertible Senior Subordinated Debentures

On July 15, 2005, we completed the sale of the $40.0 million aggregate principal amount of our 0.50% Convertible Senior Subordinated Debentures due July 2010 (the “July 2005 Senior Debentures” and together with the April 2005 Senior Debentures, the “Senior Debentures”) and common stock warrants (the “July 2005 Warrants”) to purchase up to 3.5 million shares of our common stock, pursuant to a securities purchase agreement, dated July 15, 2005. The July 2005 Senior Debentures and the July 2005 Warrants were offered only to accredited investors pursuant to the exemption from registration provided by Regulation D under the Securities Act.

The net proceeds from the sale of the July 2005 Senior Debentures and the July 2005 Warrants, after deducting offering expenses and other fees and expenses, were approximately $38.9 million. We intend to use the net proceeds from the offering for general corporate purposes.

The July 2005 Senior Debentures became initially convertible on or after July 15, 2006 into shares of our common stock at a conversion price of $6.75 per share, subject to anti-dilution and other adjustments. The July 2005 Senior Debentures will be entitled, in certain change of control transactions, to an adjustment in the conversion obligation so that the July 2005 Senior Debentures are convertible into shares of stock, other securities or other property or assets receivable upon the occurrence of such transaction by a holder of shares of our common stock in such transaction.

The July 2005 Warrants may be exercised on or after July 15, 2006 and have a five-year term. The initial number of shares issuable upon exercise of the July 2005 Warrants is 3.5 million shares of common stock, and the initial exercise price per share of common stock is $8.00. The number of shares and exercise price are subject to certain customary anti-dilution protections and other customary terms, including, in certain change of control transactions, an adjustment in the conversion obligation so that the July 2005 Warrants, upon exercise, will entitle holders of the July 2005 Warrants to receive shares of stock, other securities or other property or assets receivable upon the occurrence of such transaction by a holder of shares of our common stock in such transaction.

For additional information regarding the terms of our notes payable, please see Note 6, “Notes Payable,” of the Notes to Consolidated Financial Statements.